

April 20, 2012

Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 North Federal Highway
Suite 54
Boca Raton, Florida 33431

> **Re:** **Medifirst Solutions, Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed on April 13, 2012**
> **File No. 333-178825**

Dear Mr. Schoengood:

We have reviewed your responses to the comments in our letter dated April 6, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Management's Discussion and Analysis or Plan of Operation, page 17

1. We note your response to our prior comment 7 and reissue. Please remove your statement on page 18 that FHC advertising agency division is a profit generator since there appears to be no reasonable basis for it presented in the filing.

Recent Sales of Unregistered Securities, page II-2

2. Please provide us with a checklist of the non-accredited purchasers and the dates on which they purchased. Also, please provide us with a copy of the offering memorandums used for each such sale.

Consent

3. Please file an updated consent letter from your auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc (via E-mail): Robert Laskowski, Esq.